November 30, 2015

VIA EDGAR

Eric McPhee

Senior Staff Accountant

Office of Real Estate & Commodities

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mailstop 3233

Washington, D.C. 20549

Re:	Summit Healthcare REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed on March 20, 2015

File No. 0-52566

Dear Mr. McPhee:

This letter responds to the comment in your letter dated November 16, 2015 to Elizabeth A. Pagliarini, Chief Financial Officer of Summit Healthcare REIT, Inc. (the “Company”) regarding our Form 10-K for fiscal year ended December 31, 2014 (our “Form 10-K”). For your convenience, we have set forth below your comment followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Notes to Consolidated Statements of Operations

4. Concentration of Risk, page 62

Comment:

1.	We note your response to our comment where you indicated that no group of properties rented to a single tenant represented more than 20% of total assets. It is also our understanding that when you disclosed as of December 31, 2014 that you had two tenants which accounted for 46% and 32% of your tenant rental revenue, respectively, that you grouped affiliated tenants for purpose of this disclosure. Please tell us what the nature of the affiliation is amongst the tenants that you grouped for purposes of your concentration disclosure and why you have not chosen to group these same tenants for purposes of making your determination that no group of properties rented to a tenant represented more than 20% of total assets. Please share the literature upon which you relied in making the determination to not group the affiliated tenants within your significance test.

Summit Healthcare REIT, Inc.

File No. 0-52566

Response:

In our industry, it is common practice for an operator to form a separate legal entity, generally, a limited liability company (“LLC”), to be the tenant (lessee) in a lease agreement. We lease our properties as triple-net leases to single tenants that constitute an individual property or multiple properties with the same operator under one master lease agreement. These LLC tenants have been described as affiliates of our operators for each respective property in the footnotes to our financial statements within our filings. Upon further examination of our disclosure in the Form 2014 10-K and Form 10-Qs as of March 31, 2015 and June 30, 2015, we determined that the language we disclosed as “six different tenants” was inconsistent with our actual number of tenants, and that the “six” we disclosed should have been called operators, not tenants. We had 12 tenants at December 31, 2014. At December 31, 2014, there were no individual tenant or master lease arrangements that were more than 20% of our total assets.

With respect to our assessment of potential significant asset concentrations for properties leased to a tenant, we note that our tenants are affiliates of the operators, and we do not consider the operators to be the subject of our significance testing, as supported by our conclusion below.

To support our conclusion that the LLC tenants (represented by an individual property or multiple properties leased under one master lease agreement), and not the operators, are the subject of the financial reporting requirements for asset concentrations, we relied on the SEC Financial Reporting Manual, Section 2340, Properties Subject to Triple Net Leases, which all of our leases fall under. Under the section titled, Financial Statements of Significant Lessees, “A triple net lease typically requires the lessee to pay costs normally associated with ownership of the property such as property taxes, insurance, utilities and maintenance costs. Based on these attributes, the leasing arrangement is similar to a financing arrangement for the lessee. When a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor) and such properties represent a “significant” portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this asset concentration.” This section also indicated that “In circumstances were a registrant acquires a property resulting in a significant asset concentration, the registrant should generally provide full audited financial statements of the lessee or guarantor…” As noted previously, in our portfolio each operator has provided for the tenants to be separate, single LLCs. The operators do not provide for any cross-default provisions between the LLC tenants nor do the operators provide any guarantees with respect to any of the Company’s tenants. Each LLC tenant is responsible for their own rent payments and the Company does not have the ability to collect from any other operator LLC. Thus, we believe each of our tenants are unrelated for purposes of the determination of asset concentration as the risk is spread across multiple, separate LLCs.

Summit Healthcare REIT, Inc.

File No. 0-52566

For purposes of the percentage of rental revenue concentration disclosure in our 2014 Form 10-K and 2015 Form 10-Qs as of March 31, 2015 and June 30, 2015, we grouped tenants that were affiliates of the same operator. We believe that grouping rental revenue by operator for our concentration disclosure in the footnotes provides investors information about our business relationships with certain operators in accordance with ASC 275. We note that the “financing” and collectability risks for our properties are limited to each LLC as we would be able to replace our operators’ LLC with another if needed. In our Form 10-Q for the period ended September 30, 2015, we have clarified our disclosure to indicate that we lease our properties to affiliates of operators and will continue to make that clarification in the future.

Therefore, the affiliates of the operators are considered to be aggregated for tenant revenue concentrations, but they do not constitute a significant asset concentration for financial reporting purposes.

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Please let me know if you have any further questions or if we can be helpful in any other way. I can be reached via phone: 949-535-2018; fax: 949-535-2054; or email: epagliarini@summithealthcarereit.com. Additionally, please feel free to contact Sharyn Grant, Controller at 949-535-1917; or email: sgrant@summithealthcarereit.com.

Very truly yours,

Summit Healthcare REIT, Inc.

By:	/s/ Elizabeth Pagliarini
Name:	Elizabeth Pagliarini
Title:	Chief Financial Officer

CC:	BDO USA, LLP

David J. Kaufman, Thompson Coburn LLP